October 25, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust // PSI Calendar Effects Fund

Dear Mr. Grzeskiewicz:

On August 7, 2013, Northern Lights Fund Trust (the "Registrant"), on behalf of the PSI Calendar Effects Fund (the "Fund"), a new series of the Registrant, filed Post-Effective Amendment No. 517 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust.  You recently provided comments by phone to John Domaschko.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

FUND SUMMARY: INVESTMENT OBJECTIVE

Comment 1. The Fund’s objective makes reference to the “direction of the general market.” Please clarify in the objective what the “general market” means.

RESPONSE.  The Investment Objective has been revised as follows: “The Fund seeks to reduce equity market exposure while seeking moderate capital appreciation regardless of the direction of securities markets in general ~~the general market~~.”

FUND SUMMARY: FEE TABLE

Comment 2. The Fee Table indicates that a Deferred Sales Charge of up to 1.00% may be charged. Please indicate whether this charge applies only to shareholders who hold for 30 days or less.

RESPONSE.  The Deferred Sales Charge applies to shareholders that redeem or sell their shares within 18 months of purchase.  The Fee Table has been revised accordingly.

Comment 3.  The combination of a 5.75% front-end load and a 1.00% back-end load seems excessive. Please provide justification for use of both charges.

RESPONSE.  Instruction 2(a)(ii) to Item 3 of Form N-1A provides for the disclosure of the imposition of more than one type of sales charge, “e.g., a deferred sales charge…and a front-end sales charge…”  The presentation of the sales loads, here, follows the format prescribed by the Form.

The sales loads disclosed in the Fee Table represent the “Maximum Sales Charge(Load)” that may be imposed. As disclosed in the Prospectus, The sales charge varies, depending on how much a shareholder invests, and no sales charges are imposed on reinvested distributions.  Further, shareholders may avoid the payment of either of these charges entirely by investing at least $1,000,000 and holding that investment for at least 18 months.

Comment 4. Please consider deleting the “Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions” from the Fee Table, as none is being charged.

RESPONSE.  Registrant declines to make the suggested deletion.

FUND SUMMARY: PRINCIPAL INVESTMENT STRATEGIES AND RISKS

PRINCIPAL INVESTMENT STRATEGIES

Comment 5. The third sentence of the first paragraph in the Principle Investment Strategies section makes reference to “institutional pressure” or “IP” days. Please explain what happens to investments originally made on IP days when non-IP days occur. For example, is the entire portfolio rolled over?

RESPONSE.  The Fund’s portfolio is comprised of two primary segments: (1) the Fixed Income Strategy and (2) the IP Strategy.  The Fixed Income Strategy is a low volatility, fixed income allocation, managed similarly to the Fund’s IP Strategy allocation on non-IP days.  The Fixed Income Strategy is a core position of the Fund, and approximately 25-30% of the assets of the Fund are allocated to the Fixed Income Strategy at all times.  The remaining Fund assets, 65-70% of the Fund’s total portfolio, are allocated to the IP Strategy, as described below.  Because the Fund allocates a portion of its assets to the Fixed Income Strategy at all times, it will employ leverage, up to 100% of the Fund’s portfolio, on IP days in order to gain full exposure to the market.  The prospectus disclosure has been revised accordingly.

Comment 6. Please provide some disclosure to clarify the proportion of IP days to non-IP days during a calendar year, to give a more clear indication of how the Fund would operate.

RESPONSE.  The following disclosure has been added: The Fund expects that in a typical year, 70% of the days of the year will be “non-IP days”, and 30% will be “IP days.”

Comment 7.  Please insert disclosure of high turnover in the portfolio summary.

RESPONSE:  The requested disclosure has been added.

Comment 8.  In the fourth numbered item in the first sentence of the second paragraph, please provide specific examples of the alternative assets discussed (derivatives, CDOs, etc.). If derivatives are included, please confirm that Barry Miller’s July 30, 2010 letter to ICI was kept in mind.

RESPONSE:  As disclosed in the Prospectus, the Fund defines alternative assets as “commodity-related, currency-related or real estate-related securities.”  This disclosure has been revised as shown below to provide further information regarding the types of “alternative assets” used by the Fund.  The Fund will not invest directly in derivatives, however it will invest if ETFs which invest in futures contracts.  Registrant confirms that it has also revised the prospectus disclosure to include derivatives-related risk disclosures.  Registrant believes such disclosures are consistent with the principles outlined in the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller.

The Principal Investment Strategy disclosure has been revised as follows:

“….alternative assets, which the Fund defines as commodity-related, currency-related, ~~or~~ real estate-related securities, or futures contracts, that will be accessed through investment in ETFs including ETF REITs, and managed volatility ETFs using the adviser's market analysis strategy.

The Principal Investment Risk sections have been revised to include the risk disclosures with respect to ETFs in which the Fund invests:

ITEM 4:  Derivatives Risk.   Even a small investment in derivatives may give rise to leverage risk, and can have a significant impact on the Fund's performance.

ITEM 9: Derivatives Risk.

Derivative securities, such as futures contracts, are subject to changes in the underlying securities or indices on which such transactions are based. There is no guarantee that the use of derivatives for investment or hedging purposes will be effective or that suitable transactions will be available.  Even a small investment in derivatives may give rise to leverage risk, and can have a significant impact on the Fund's exposure to securities markets values and interest rates.  Derivatives are also subject to credit risk (the counterparty my default) and liquidity risk (the Fund may not be able to sell the security or otherwise exit the contract in a timely manner).

Comment 9.  If inverse ETFs will be used as part of the principal investment strategy, as referenced in the “ETF Inverse Risk” section of the Statutory Prospectus, please briefly discuss their use in the Principal Investment Strategies section.

RESPONSE.  Inverse ETFs will be used as part of the principal investment strategy.  The prospectus disclosure has been revised as follows:

“On IP days, the Fund will be invested primarily in a combination of open-end investment companies ("mutual funds") and exchange traded funds ("ETFs"), including inverse ETFs, leveraged ETFs and inverse leveraged ETFs, that each invest primarily in (1) U.S. equity securities (common and preferred stocks)…”

Comment 10. If leverage will be used as part of the principal investment strategy, as referenced in the “Leverage Risk” section of the Statutory Prospectus, please briefly discuss their use in the Principal Investment Strategies section.

RESPONSE.  Leverage will be employed as part of the principal investment strategy.  The prospectus disclosure has been revised as follows:

“On IP days, the Fund will be invested primarily in a combination of open-end investment companies ("mutual funds") and exchange traded funds ("ETFs"), including inverse ETFs, leveraged ETFs and inverse leveraged ETFs, that each invest primarily in (1) U.S. equity securities (common and preferred stocks)….Because the Fund allocates a portion of its assets to the Fixed Income Strategy at all times, it will employ leverage, up to 100% of the Fund’s portfolio, on IP days in order to gain full exposure to the market.”

PRINCIPAL INVESTMENT RISKS

Comment 11.  The Investment Strategy employed for the Fund appears to be unique. Please consider the possibility that additional risk disclosures will be necessary, particularly any unusual risks that occur to the Adviser.

RESPONSE.  Registrant has reviewed the existing risk disclosures and has revised the Principal Investment Risks sections to include Portfolio Turnover Risk, Alternative Asset Risk, Derivatives Risk and Style Risk.

Comment 12.  Please insert risk disclosure for the alternative assets mentioned in Comment 8 above.

RESPONSE.  Registrant has reviewed the existing risk disclosures and has revised the Principal Investment Risks sections to include Portfolio Turnover Risk, Alternative Asset Risk, Derivatives Risk and Style Risk.

Comment 13. If inverse ETFs will be used, risk disclosures should be added to the Principal Investment Risks section. In particular, mention should be made that most inverse ETFs reset daily (meaning they aim to achieve their stated objective daily), their performance over longer terms can perform very differently than underlying assets and benchmarks, and volatile markets can amplify this effect.

RESPONSE.  Registrant has revised the Principal Investment Risks section to include “Inverse ETF Risk” and to amplify the existing Inverse ETF Risk to include the requested disclosure.

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

GENERAL COMMENTS

Comment 14. Please amplify the disclosures in the Item 9 Strategy section rather than merely repeating those made in the Item 4 Fund Summary section.

RESPONSE:  The requested change has been made and the Strategy disclosures revised to provide additional detail.

Comment 15.  Please incorporate into the Additional Information section all revisions made in response to Comments 2 through 14 above.

RESPONSE:  The requested changes have been made.

PRINCIPAL INVESTMENT RISKS:

Comment 16.  The “ETF Inverse Risk” disclosure under the “ETF and Mutual Fund Risk” disclosure does not have any counterpart in the Fund Summary section, which indicates that inverse ETFs are not a part of the principal investment strategy. Please confirm this is true, or revise the Fund Summary section.

RESPONSE.   The Principal Investment Risk disclosure in the Fund Summary section has been revised to include “ETF Inverse Risk.”

Comment 17.  The “Leverage Risk” disclosure under the “ETF and Mutual Fund Risk” disclosure does not have any counterpart in the Fund Summary section, which indicates that leverage is not a part of the principal investment strategy. Please confirm this is true, or revise the Fund Summary section.

RESPONSE.  The Principal Investment Risk disclosure in the Fund Summary section has been revised to include “Leverage Risk.”

STATEMENT OF ADDITIONAL INFORMATION

Comment 18.  Please move any information from the Statement of Additional Information to the Prospectus that might affect performance or affect anyone’s decision whether to invest.

RESPONSE:  Registrant has reviewed the Prospectus and SAI, and confirms Please that there is no disclosure in the SAI that is material to an investor's investment decision or which should be discussed in Prospectus.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra W. Borchers

Cassandra W. Borchers